SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at December 15, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 15, 2006

Print the name and title of the signing officer under his signature.

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    1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON PROSPECTUS FINALIZED

December 15, 2006. Vancouver BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN) announces that it has now filed and received regulatory acceptance for its final short form prospectus for the previously announced (November 21, 2006) public equity offering. Completion of the sale securities offered under the Prospectus through a syndicate of Canadian securities dealers is targeted to occur on December 21, 2006.

The anticipated net proceeds in the amount of approximately $75 million will be used to advance work on the G-9 deposit at the Company's Campo Morado project in Mexico, and for working capital purposes.

The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Farallon Resources Ltd. is an international exploration and development company, listed on the Toronto Stock Exchange. For additional details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Dick Whittington
President and CEO

No regulatory authority has either approved or disapproved of the contents of the news release.

Forward Looking Information

  This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.